Exhibit 16.1

March 21, 2013
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7561

Dear Sirs/Madams:

We have read Item 4.01(a) of Chimera Investment Corporation’s Form 8-K/A dated March 13, 2013, and have the following comments:

1.	We agree with the statements made in the first, second, third, fifth, eighth, ninth and tenth paragraphs.

2.	We disagree with the statements concerning reportable events made in the fourth paragraph, because the matter disclosed in the ninth paragraph is a reportable event. We agree with the remaining statements made in the fourth paragraph including the Company’s statement that there was a disagreement that was resolved to Deloitte’s satisfaction.

3.	We disagree with the characterization of our communications in the sixth paragraph. Beginning in mid-May 2012, we communicated a number of times to Company management and its Audit Committee our difference of opinion with management over the Company’s use of cash flows to estimate other than temporary impairment and interest income accretion differing from those used to estimate fair value. In mid-June 2012 the disagreement was resolved when the Company agreed that the same set of cash flows should be used both to estimate other than temporary impairment and interest income accretion and to estimate fair value.

4.	We have no basis on which to agree or disagree with the statements made in the seventh paragraph, except clarify that the Audit Committee’s conclusion with which we agree as described in the seventh paragraph occurred after the disagreement had been resolved to our satisfaction.

Yours truly,

/s/ Deloitte & Touche LLP

New York, New York